EXHIBIT 12.2
ENTERTAINMENT PROPERTIES TRUST
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(Dollars in thousands)

	Three Months Ended		Year Ended December 31,
	March 31, 2012		2011		2010		2009		2008		2007
Earnings:
Income before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations (1)	$21,890		$99,716		$115,095		$33,629		$124,792		$96,238
Fixed charges before preferred distributions	18,350		72,210		72,731		66,206		65,638		56,968
Distributions from equity investments	354		2,848		2,482		986		2,262		1,239
Capitalized interest	(156)		(498)		(383)		(600)		(797)		(494)

Adjusted Earnings	$40,438		$174,276		$189,925		$100,221		$191,895		$153,951

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$18,130		$71,679		$72,311		$65,531		$63,931		$56,097
Interest income	64		33		37		75		910		377
Capitalized interest	156		498		383		600		797		494
Preferred distributions	6,001		28,140		30,206		30,206		28,266		21,312

Combined Fixed Charges and Preferred Distributions	$24,351		$100,350		$102,937		$96,412		$93,904		$78,280

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.7	x	1.7	x	1.8	x	1.0	x	2.0	x	2.0	x

(1)
Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the three months ended March 31, 2012 includes $12.0 million in impairment charges for properties held and used. Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2011 includes $27.1 million in impairment charges for properties held and used. Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2010 includes a $0.5 million impairment charge for other assets and $0.7 million in provision for loan losses.  Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2009 includes $2.1 million in impairment charges for properties held and used and $71.0 million in provision for loan losses.